(FORMERLY ALEXANDRA CAPITAL CORP.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Period Ended February 29, 2020

INTRODUCTION

The following information, prepared as of April 22, 2020, should be read in conjunction with the audited consolidated financial statements of Plymouth Rock Technologies Inc. ("the Company" or "Plymouth Rock" or "PRT") for the periods ended February 29, 2020 and November 30, 2019; including the notes thereto. The financial statements and financial data contained in this discussion and analysis are presented in accordance with International Financial Reporting Standards ("IFRS"). The reporting currency is the Canadian dollar.

The following discussion and analysis provide information that management believes is relevant to the assessment and understanding of the Company's results of operations and financial conditions. Certain statements herein contain forward-looking statements relating to the operations or to the environment in which we operate, which are based on our operations, forecasts, and projections. Forward-looking statements are not guaranteed of future performance.  They involve risks, uncertainties and assumptions; and actual results may differ materially from those anticipated in these forward-looking statements. The risks include those outlined under the "Risk Factors" section of this MD&A and elsewhere in the Company's public disclosure documents. Included in the risk factors is the public health crisis caused by the pandemic, COVID-19 which caused disruptions in global supply chain, business operations and financial markets. As of report date, the extent to which this crisis may impact the Company is uncertain. However, it is possible that COVID-19 may have a material adverse effect on the Company's business and financial condition.

BUSINESS OVERVIEW AND OVERALL PERFORMANCE

The Company was incorporated under the Business Corporations Act of British Columbia on October 17, 2011.  The head office, principal address and registered and records office of the Company are located at
300 - 2015 Burrard Street, Vancouver, B.C., V6J 3H4.

On March 7, 2016, the Company announced that it received final approval to list its common shares on the Canadian Securities Exchange (the "CSE") and voluntarily delisted its common shares from the TSXV. The Company's common shares commenced trading on the CSE at market open on March 10, 2016 and were delisted from the TSXV effective March 9, 2016. The Company's common shares were traded under symbol "AXC" on the CSE.

On October 31, 2018, the Company completed its business acquisition of Plymouth Rock Technologies Inc. (Plymouth Rock USA) and changed its name from Alexandra Capital Corp. to Plymouth Rock Technologies Inc. with new trading symbol "PRT" on November 1, 2018 (See "Business Acquisition" section of this report).  As a result of the acquisition, the Company's principal business activity through its subsidiary, Plymouth Rock USA, was changed to focus on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company focuses on detection methods without the need for a checkpoint or the compliance of the suspect who is being screened. The Company's planned technologies encompass the very latest radar technologies for quickly detecting, locating and identifying the presence of threats.

On January 8, 2019, the Company's common shares commenced trading on the Frankfurt Stock Exchange in Germany under the Symbol: 4XA, WKN# - A2N8RH.

On March 12, 2019, Manchester Metropolitan University assigned and on October 8, 2019, transferred the Millimeter Wave, Shoe Scanning technology IP to the Company for the consideration of $30,000. The Millimeter Wave Shoe Scanner is a floor-mounted 3D imaging system that uses harmless millimeter wave imaging techniques to inspect footwear. The scanner is then able to identify if the footwear has been altered or is being used to transport concealed items, such as weaponry, substances, compounds, or electronic items. As of October 8, 2019, the IP and patent transfer for this technology was already completed.

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On April 9, 2019, the Company was  accepted as a member of the USA National Safe Skies Alliance, Inc, which is a non-profit organization that works with airports, government, and industry to maintain a safe and effective aviation security system.

On April 25, 2019, the Company was accepted as a member of the Canadian Association of Defense and Security Industries, which is dedicated to scientific, engineering, industrial, and management preparedness for the common defense of Canada.

Effective August 27, 2019, the Company's common shares commenced trading on the OTC Markets Group ("OTCQB") under the symbol: PLRTF.

On October 15, 2019, the Company announced the launch of its new product under development, the PRT-X1 which is a next level Unmanned Aerial System (UAS) drone designed with the direct input of law enforcement, intelligence agencies, military, and rescue services to address the global requirement for a multi-role, state-of-the-art aerial platform (See DEVELOPING TECHNOLOGIES).

On October 16, 2019, the Company entered into a binding agreement with Aerowave Corporation ("Aerowave") whereby the Company significantly acquired the finished goods and inventory, for a consideration equal to 50,000 shares of Plymouth Rock Technologies Inc. times $0.46 per share which is the average closing price on OTCQB market over the twenty days prior to the closing date of the sale.

On February 4, 2020, the Company announced and cancelled a non-brokered private placement financing of up to 10,000,000 units (the "Units") of securities at a price of $0.40 CAD per Unit for aggregate gross proceeds of up to $4,000,000 (the "Offering"). Each Unit will be comprised of one (1) common share and one-half of one (1/2) non-transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.80 CAD for two (2) years from closing of the Offering. Finders' fees of up to 7.0%, payable in cash or Units, may be payable on a portion of the Offering. On March 16, 2020, due to instability in the financial markets caused by the COVID-19 pandemic, the company cancelled this private placement financing.

On April 13, 2020, the Company announced that it has arranged a non-brokered private placement financing of up to 5,000,000 units of securities at a price of $0.15 CAD per Unit for aggregate gross proceeds of up to $750,000 CAD (the "Offering"). Each Unit will be comprised of one (1) common share and one-half of one (1/2) non-transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.20 CAD for two (2) years from closing of the Offering. All securities issued in the private placement will be subject to a four month hold period. Finders' fees of up to 7.0%, payable in cash or Units, may be payable on a portion of the Offering.

Business Acquisition

On October 31, 2018, pursuant to the definitive agreement with Plymouth Rock USA, the Company received shareholder approval to change the name of the Company and symbol with the acquisition of Plymouth Rock USA. For the acquisition, the Company issued 3,000,000 common shares of the Company to the four shareholders of Plymouth Rock USA. The Company also issued 231,250 common shares of the Company as a finder's fee. The Company changed its name from Alexandra Capital Corp. to Plymouth Rock Technologies Inc. with the new trading symbol "PRT" on November 1, 2018.

With the acquisition, the Company's principal business activity through its subsidiary, Plymouth Rock USA, was changed to focus on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company now focuses on detection methods without the need for a checkpoint or the compliance of the suspect who is being screened. The Company's planned technologies encompass the very latest radar and imaging technologies for quickly detecting, locating and identifying the presence of threats.

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DEVELOPING TECHNOLOGIES

The Company's core technologies include: (1) A Millimeter-wave Remote Imaging system from Airborne Drone ("MiRIAD"); (2) A compact millimeter-wave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Microwave radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti " - Wireless Threat Indication). In addition, the Company has announced on October 15, 2019 the launch of its newest technology, the "PRT-X1", a next level Unmanned Aerial System (UAS) drone.

MiRIAD (Millimeter-wave Remote Imaging from Airborne Drone) Updates

On April 3, 2019, the Company announced that its MiRIAD system has passed internal payload flight testing demonstrations in the Morongo and Coachella Valley, California, USA. The test allowed the Company to assess the stability and maneuverability of a UAS (Unmanned Aircraft System) with a MiRIAD system attached. With the successful payload test and lightweight antenna design, the Company's management and scientific advisors are confident that Plymouth Rock would be the first company to realize millimeter-wave imaging from commercial drones.

In Q4 2019, the Company fielded a multispectral imaging capability aboard a small Search & Rescue drone (the "PRT=X1") by combining visible, IR (infrared) and millimeter-wave imaging sensors on a single aerial vehicle. Chemical trace detection sensors are also being investigated along with sensors that measure human biometrics, which is the measurement and statistical analysis of people's unique physical and behavioral characteristics. The technology is mainly used for identification and access control, or for identifying individuals who are under surveillance.

Increasing threat of terrorist activities, rising territorial conflicts, and geopolitical instabilities have led to the rise in the demand for threat detection systems. Also, increasing need for large-scale surveillance systems at public and commercial places is driving the demand for threat detection equipment.

The threat detection systems market is led by the public infrastructure that is further segmented into airports, railway stations, sports stadiums, shopping malls, pilgrimages, and others. The high demand for threat detection devices from airports and shopping malls, especially for explosive detectors, video surveillance systems, and biometric systems, is one of the major factors driving the growth of the threat detection systems market for the public infrastructure application.

Millimeter Wave, Shoe Scanning Technology

On March 12, 2019, the Company announced that Manchester Metropolitan University assigned the Millimeter-wave, Shoe Scanning technology IP to the Company for the consideration of $30,000. The Millimeter-wave Shoe Scanner is a floor-mounted 3D imaging system that uses harmless millimeter-wave imaging techniques to inspect footwear. The scanner is then able to identify if the footwear has been altered or is being used to transport concealed items, such as weaponry, substances, compounds, or electronic items. As of October 8, 2019, the IP and patent transfer for this technology was completed.

The Millimeter-wave Shoe Scanner allows for the rapid screening of footwear without necessitating removal of shoes. With a screening time objective of 30 PPM (Persons/Minute) the Shoe Scanner is ideal for airport terminals, prison/correctional facilities, public events and other high throughput, screening applications.

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Wi-Ti Updates

On February 19, 2019, the Company signed a memorandum of understanding ("MOU") with Abicom International Ltd. ("Abicom International"), a Qualcomm authorized design partner, to assist in the continued development of the Plymouth Rock Wi-Ti (Wireless Threat Indication) system and prototype. Wi-Ti is a passive detection system that uses artificial-intelligence ("AI") to analyze the radio waves within an area. The system uses radar-based algorithms to filter common items such as cell phones and general pocket items from concealed threats items such as assault weaponry and improvised explosive devices ("IED'S").

The past three years have seen significant advances in the monitoring of Wi-Fi radio wave analysis. This includes Wi-Fi used to track and trace the movements of people in real time through walls. Similar techniques have used Wi-Fi radio waves to detect subtle changes in breathing and heart rates. The Plymouth Rock Wi-Ti technology advances that analysis to concealed threat detection. Unlike other emerging screening technologies Wi-Ti can be used in airport concourse areas, stadiums and open spaces at stand-off distances. Our unique radar imaging and signal processing technology allows for non-intrusive screening of crowds in real time.

Abicom International has worked with many prominent security and technology companies, including Bosch Security, Siemens Transportation, QinetiQ, Harris Systems and Northern Light Technologies. "Abicom International's status as a Qualcomm design center is an assurance of excellence that is granted to less than eleven companies globally". The partnership between Plymouth Rock and Abicom International is about the drive to continuously expand the realm of possibilities for Wi-Fi based technologies.

PRT-X1 Updates

On October 15, 2019, the company announced the launch of its new product under development, the PRT-X1 which is a search and rescue grade Unmanned Aerial System (UAS) drone designed with the direct input of law enforcement, intelligence agencies, military, and rescue services to address the global requirement for a multi-role, state-of-the-art aerial platform. The production PRT-X1 has been unveiled live at the 2019 International Security Conference (ISC), at the Javits Center in New York City on November 20-21, 2019. In 2020 the PRT-X1 UAS will be submitted to the U.S Army's Unique Mission Cell Program, TSOA, for war-fighter evaluations.

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RESULTS OF OPERATIONS

Three Months ended February 28, 2020 and 2019

During the three months ended February 28, 2020, the Company had a comprehensive loss of $825,084 compared to a comprehensive loss of $394,413 for the three months ended February 28, 2019. The increase in comprehensive losses were caused by the following:

  Sales during the period ended February 29, 2020 amounted to $405 (2019 - $Nil) with gross profit of $365 resulting in a gross margin of 90%. The Company's sales for the period include radar components. The Company started making sales in the third quarter of the previous year.
  Accounting and audit fees of $4,500 (2019 - $3,157) consisted of accounting fees paid to a Company controlled by the CFO. (See Transactions with Related Parties).  Accounting and audit fees increased as a result of the valuation of the Company's intangible assets.
  Business development (2020 - $366,924 vs. 2019 - $80,517) significantly went up due to increased spending on marketing to support the Company's financing plans.
  Consulting fees (2020 - $6,558 vs. 2019 - $81,339) significantly went down as the fees for consultants in the current year Is reclassified to research and development. The current year expenses pertain to fees for administrative services.
  Research and development costs of $70,487 (2018 - $Nil) were recognized for non-capitalizable expenditures on enhancement of the Company's current technologies - $45,985 for Mi-RIAD, $18,042 for Shoe-scanner and $6,460 for Wi-Ti.
  General office expenses (2020 - $29,893 vs. 2019 - $15,622) increased mostly as a result of business expansion and an increase in activities to support the company's developments projects.
  Legal fees (2020 - $3,914 vs. 2019 - $10,982) also decreased due to the absence of last year's spending on the business combination. This year's spending were mostly on compliance and reporting requirements.
  Management fees (2020 - 30,750 vs 2019 - $31,624) remained relatively same. (See Transactions with Related Parties)
  Rent (2020 - $20,718 vs. 2019 - $19,051) slightly increased due to higher rates this year. (See Contractual Commitments)
  Stock based compensation of $196,543 (2018 - $Nil) refers to the portion of the value of the stock options granted by the Company which are expensed during the period. (See Capital Stock) The Company started recognizing the expense in the second quarter for last year. During the period ended February 29, 2020, the value of expense for 1,350,000 stock options granted to related parties corresponded to $86,986. (See Transactions with Related Parties)
  Transfer agent and filing fees of $10,175 (2019 - $20,210) was lower due to the absence of listing fees incurred last year for the OTC and Frankfurt markets.
  Wages, salaries and benefits of $122,259 (2019 - $132,616) was slightly lower due to lower fees paid to the Company's CEO (See Transactions with Related Parties) and other employees.
  Interest income (2020 - $151 vs. 2019 - $6,153) decreased primarily due to the lower average daily balances in the Company's bank accounts.
  Foreign currency translation gain (2020 - $22,852 vs. 2019 - $Nil) recognized in other comprehensive income resulted from favorable foreign exchange movements times the Company's net assets.

Three Months ended February 28, 2019 and 2018

During the three months ended February 28, 2019, the Company had a comprehensive loss of $394,413 compared to a comprehensive loss of $158,060 for the three months ended February 28, 2018.

During the quarter ended February 28, 2019 and 2018, the Company's expenses by category consisted of:

  Accounting and audit fees of $3,157 (2018 - $500),
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  Amortization of $428 (2018 - $Nil)
  Business development of $80,517 (2018 - $7,346),
  Consulting fees of $81,339 (2018 - $48,080),
  General office expenses of $15,622 (2018 - $11,453),
  Insurance fees of $2,051 (2018 - $Nil),
  Legal fees of $10,982 (2018 - $38,999),
  Management fees of $31,624 (2018 - $20,000),
  Rent of $19,051 (2018 - $7,500),
  Transfer agent and filing fees of $20,210 (2018 - $24,822), and
  Wages, salaries and benefits of $132,616 (2018 - $Nil).

The increase in net loss in the three months ended February 28, 2019 compared with the three months ended February 28, 2018 was primarily due to significant increases in advertising fees, consulting fees, accounting fees, and wages, salaries, and benefits due to the increase in operating activities associated with the administration, development and promotion of the Company's technology. General office expenses increased as a result of increased activities associated with the due diligence and administration costs pursuant to new agreements and current administration of the Companies' projects. Rent expenses also increased for the Company's occupancy in Canada and the US.

Interest income earned for the quarter ended February 28, 2019 was $6,153 compared to $640 during the quarter ended February 28, 2018. The increase in interest income was primarily due to the increase of funds in the Company's bank accounts.

Interest expense incurred for the quarter ended February 28, 2019 was $388 (2018 - $Nil) due to the loan received in September 2018.

Foreign exchange loss incurred for the quarter ended February 28, 2019 was $2,581 (2018 - $Nil) as a result of the foreign exchange translation of transactions incurred in the foreign subsidiary, Plymouth Rock USA.

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected financial data in respect of the last eight quarters of the Company. The data is derived from the financial statements of the Company prepared in accordance with IFRS.

	Qtr 1 February 29, 2020	Qtr 4 November 30, 2019	Qtr 3 August 31, 2019	Qtr 2 May 31, 2019	Qtr 1 February 28, 2019	Qtr 4 November 30, 2018	Qtr 3 August 31, 2018	Qtr 2 May 31, 2018
Total Revenues, including interest income	$ 556	$ 9,651	$ 22,791	$ 3,888	$ 6,153	$ 5,966	$ 798	$ 1,226
Net loss	(847,936)	(2,460,265)	(885,806)	(626,323)	(394,413)	(557,166)	(85,672)	(186,002)
Basic and diluted loss per common share	(0.03)	(0.08)	(0.03)	(0.02)	(0.01)	(0.02)	(0.01)	(0.01)

The significant increase in net loss in the quarter ended May 31, 2018 compared with the quarter ended February 28, 2018 was primarily due to significant increase in consulting fees, legal fees and accounting fees and transfer agent and filing fees associated with the LOI with WMC and PRT and the non-brokered private placement closed on May 18, 2018.

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The decreased net loss in the quarter ended August 31, 2018 compared with the quarter ended May 31, 2018 was primarily due to decrease in consulting fees, legal fees, accounting fees, and transfer agent and filing fees, as the Company has substantially completed the LOI with PRT and the non-brokered private placement was closed on May 18, 2018.

The increased net loss in the quarter ended November 30, 2018 compared with the quarter ended August 31, 2018 was primarily due to increase in consulting expense, legal fees, management and salaries, transfer agent and regulatory fees, and acquisition costs for completing the transaction of the Plymouth Rock USA acquisition. The expenditures also increased due to the costs incurred associated with the development of the Company's technologies.

The decreased net loss in the quarter ended February 28, 2019 compared with the quarter ended November 30, 2018 was primarily due to loss on disposition of exploration and evaluation, the acquisition costs for completing the transaction of the Plymouth Rock USA acquisition and the high legal and accounting fees associated with the acquisition and year-end filing incurred in the three months ended November 30, 2018. Other costs increased in the quarter ended February 28, 2019 associated with the development and promotion of the Company's technology.

The increased net loss in the quarter ended May 31, 2019 compared with the quarter ended February 28, 2019 was primarily due to significant increase in business development and consulting fees for the Company's technology promotion and development, and higher legal and accounting fees associated with the year-end compliance incurred in the quarter ended May 31, 2019.

The increased net loss in the quarter ended August 31, 2019 compared with the quarter ended May 31, 2019 was primarily due to significant increase in stock-based compensation primarily due to the first time recognition of expenses relating to the Company's incentive stock option plan aggravated by the increase in consulting and legal fees incurred in the quarter ended August 31, 2019 brought about by operating activities and share issuances during the period.

The increased net loss in the quarter ended November 30, 2019 compared with the quarter ended August 31, 2019 was primarily due to the impairment loss recorded in the fourth quarter. The recognition was a result of inability to establish future cash flows to be generated from the business acquired and the future economic benefits from the Company's intangible assets.

The decrease in net loss for the quarter ended February 29, 2020 from the previous quarter is due to the absence of the impairment loss charges partially negated by the higher stock-based compensation and business development expenditures during this period.

LIQUIDITY AND CAPITAL RESOURCES

The Company's approach to managing its liquidity is to ensure that it has sufficient resources to meet its liabilities as they come due and have sufficient working capital to fund operations for the ensuing fiscal year. Financing of operations has been achieved solely by equity financing. The Company anticipates that it will require significant funds from either equity or debt financing for the development of its technologies and to support general administrative expenses.

As at February 29, 2020, the Company had $116,577 in current assets (November 30, 2019 - $727,526) and $172,582 in current liabilities (November 30, 2019 - $227,058) for a working capital deficit of $56,005 compared to a working capital position of $500,468 as at November 30, 2019. Working capital decreased mostly due to lower cash balance at the end of the period due to use of cash in the Company's operating activities.  The Company announced a private placement on April 13, 2020, for equity financing of up to 5,000,000 units of securities at a price of $0.15 CAD per Unit for aggregate gross proceeds of up to $750,000 CAD to address the working capital deficiency and continue development on the Company's technologies.

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As at February 29, 2020, the Company had a share capital balance of $5,676,498 (November 30, 2019 - $5,676,498) and an accumulated deficit of $6,816,828 (November 30, 2019 - $5,968,892).  The private placement announced on April 13, 2020 will increase the share capital balance.

Financing of operations has been achieved solely by equity financing. As the Company will not generate sufficient funds from operations for the foreseeable future, the Company is primarily reliant upon the sale of equity securities in order to fund future operations. Since inception, the Company has funded limited operations through the issuance of equity securities on a private placement basis.  The Company's ability to raise funds through the issuance of equity will depend on economic, market and commodity prices at the time of financing.
The Company expects to generate similar losses quarter over quarter for the next fiscal year in relation to the Company's development, administration and promotion of its technologies.  As of report date, management anticipates that the funds raised to date will be not be sufficient to sustain operations and the development of the Companies technologies for the next fiscal year.

The previously announced financing on February 4, 2020 was cancelled as a result of instability in the financial markets caused by the global pandemic, COVID-19. As of report date, the Company announced another financing beginning April 14, 2020 (private placement - see Business Overview and Overall Performance).

Detailed discussions related to the Company's cash flows during the three months ended February 29, 2020

Cash balances decreased by a total of $528,676 during the period ended February 29, 2020
(February 28, 2019 - increased by $704,018).

During the period ended February 29, 2020, cash used in operating activities was $646,142 compared to cash used in operating activities of $596,931 during the period ended February 28, 2019. The increase in cash used in operating activities is primarily attributed to higher expenditures on business development, research and development, and general office expenses during the period. (See Results of Operations for a detailed discussion of the expense variances.)

Cash used in investing activities during the period ended February 29, 2020 was $Nil (2019 - cash used in investing activities of $57,087). The cash used in investing activities in the previous year was primarily attributed to the acquisition of equipment and development expenses on the Company's technologies.

Cash provided by financing activities during the period ended February 29, 2020 was $117,466 compared to cash used in financing activities of $50,000 during the period ended February 28, 2019. The cash provided by financing activities was primarily due to the subscriptions received for the private placement that was announced but cancelled during the period (see Business Overview and Overall Performance). The cash used in financing activities in the period ended February 28, 2019 was due to the payment of a loan payable.

The effect of foreign exchange rates on cash during the period ended February 29, 2020 amounted to a decrease of $22,975 (2018 - $Nil).

Detailed discussions related to the Company's cash flows during the three months ended February 28, 2019

Cash balances decreased by $704,018 during the three months ended February 28, 2019 (February 28, 2018 - increased by $1,790,051).

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During the quarter ended February 28, 2019, cash used in operating activities was $596,931 compared to cash used in operating activities of $148,927 during the quarter ended February 28, 2018. The increase in cash used in operating activities is primarily attributed to higher expenditures on wages, salary and benefits, advertising and promotion and the consulting fees in the quarter ended February 28, 2019.

Cash used in investing activities during the quarter ended February 28, 2019 was $57,087 (2018 - $Nil). The cash used in investing activities was primarily attributed to the acquisition of equipment and development expenses on the Company's technology during the three months ended February 28, 2019.

Cash used in financing activities during the quarter ended February 28, 2019 was $50,000 compared to cash provided in financing activities of $1,938,978 during the quarter ended February 28, 2018. The cash used in financing activities was due to the loan repayment made in December 2018. The cash provided by financing activities in the quarter ended February 28, 2018 was a result of the net proceeds from issuance of common shares of the Company from the private placement announced during the 4th quarter ended November 30, 2017 and the subscription received for the non-brokered private placement announced on December 27, 2017.

PROPOSED TRANSACTIONS

The Company has no proposed transactions as at the report date.

OFF-BALANCE SHEET ARRANGEMENTS

To the best of Management's knowledge, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

CONTRACTUAL COMMITMENTS

In November 2018, Plymouth Rock USA entered into a two-year lease agreement for leased premises in Plymouth, Massachusetts, commencing December 1, 2018 and ending on November 30, 2020. The minimum monthly base rent is US$2,917 for the period from December 1, 2018 to November 30, 2019 and US$3,005 from December 1, 2019 to November 30, 2020.

On April 1, 2019, the Company entered into a one-year lease agreement for leased premises in Vancouver, BC, commencing on April 1, 2019 and ending on March 31, 2020. The minimum monthly base rent is $2,500.

Total remaining lease payments as of February 29, 2020 are as follows:

	Plymouth, MA	Vancouver, BC
	US $	CA $
2020	27,045	2,500

On October 17, 2019, the Company entered into a binding agreement to acquire the intellectual property, finished goods and inventory, as well as name rights and goodwill from Massachusetts based aerospace and scientific component manufacturer Aerowave Corporation ("Aerowave"). Under the terms of the agreement, Plymouth Rock will pay Aerowave's principals 50,000 common shares. The shares will be restricted securities under the US Securities Act and subject to Canadian securities legislation. The fair value of these shares amounting to $22,811 is presented separately as shares to be issued in the balance sheet - equity section.

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TRANSACTIONS WITH RELATED PARTIES

The amounts due to related parties are due to the directors and officers of the Company. The balances are unsecured, non-interest bearing and have no specific terms for repayment. These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at February 29, 2020, $10,101 (November 30, 2019 - $10,035) was due to directors and officers of the Company:

	February 29, 2020	November 30, 2019
Company controlled by CFO	$9,500	$5,000
CEO of the Company	601	5,035
	$10,101	$10,035

As at February 29, 2020, $Nil (November 30, 2019 - $25,070) was due from directors and officers of the Company:

	February 29, 2020	November 30, 2019
Company controlled by Corporate Secretary	$-	$5,250
George Stubos, Director	-	19,820
	$-	$25,070

During the periods ended February 29, 2020, February 28, 2019 and 2018, the Company entered into the following transactions with related parties:

	February 29, 2020	February 28, 2019	February 28, 2018
Management fees	$30,750	$31,624	$20,000
Accounting fees paid to a firm owned by the CFO	4,500	3,157	500
Stock-based compensation	86,986	-	-
Salaries and benefits to CEO	77,062	79,878	-
	$199,298	$114,659	$20,500

During the year ended November 30, 2019, the Company granted 1,350,000 options to the CEO, CFO, the Corporate Secretary, and the Company's directors. The amount recognized as expense for these options for the period ended February 29, 2020 is as follows:

	February 29, 2020
	Number of options granted	Expense for the period
Dana Wheeler, CEO	400,000	$22,787
Zara Kanji, CFO	100,000	5,697
Vivian Katsuris, Corporate Secretary	100,000	5,697
Angelos Kostopoulos, Director	150,000	8,545
George Stubos, Director	450,000	34,088
Tim Crowhurst, Director	150,000	10,172
	1,350,000	$86,986

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As at February 29, 2020, 1,075,000 options were vested, and stock-based compensation amounting to $196,543 was recognized in profit or loss for the period ended February 29, 2020 of which $86,986 were for the Company's officers and directors as above.

On October 16, 2019, Jeremy Poirier resigned as a Director of the Company. 100,000 stock options granted to him were cancelled.

Management fees consisted of the following:

	February 29, 2020	February 28, 2019	February 28, 2018
Vivian Katsuris, Corporate Secretary	$15,750	$16,624	$15,000
Zara Kanji, CFO	15,000	15,000	-
Ioannis Tsitos, Former Director	-	-	5,000
	$30,750	$31,624	$20,000

As at February 29, 2020, $5,513 (November 30, 2019 - $Nil) prepayment was made to a company controlled by the Corporate Secretary, $Nil (November 30, 2019 - $26,578) to the CEO of the Company and $Nil to David Russell, SVP for Engineering Operations (November 30, 2019 - $13,289).

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

All significant accounting policies and critical accounting estimates are fully disclosed in Note 2 of the audited consolidated financial statements for the years ended November 30, 2019 and 2018 that are available on SEDAR at www.sedar.com.

FINANCIAL RISK MANAGEMENT

The Company's financial assets consist of cash, and due from related parties. The estimated fair values of cash, subscription receivable, and due from related parties approximate their respective carrying values due to the short period to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.  The three levels of the fair value hierarchy are:

a. Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities;

b. Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

c. Level 3 - inputs that are not based on observable market data.

For the periods ended February 29, 2020 and November 30, 2019, the fair value of the cash, accounts receivable, accounts payable, due to and from related parties and loans payable approximate the book value due to the short term nature.

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As at February 29, 2020 and November 30, 2019, the Company's financial instruments are classified as follows:

As at February 29, 2020	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial assets at fair value
Cash	31,468	-	-	31,468
Accounts receivable	-	-	-	-
Total financial assets at fair value	31,468	-	-	31,468
Financial liabilities at amortized cost
Accounts payable	162,481	-	-	167,531
Due to related parties	9,351	-	-	9,351
Total financial liabilities at fair value	172,582	-	-	176,882

As at November 30, 2019	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial assets at fair value
Cash	583,119	-	-	583,119
Accounts receivable	1,488	-	-	1,488
Due from related parties	25,070	-	-	25,070
Total financial assets at fair value	609,677	-	-	609,677
Financial liabilities at amortized cost
Accounts payable	217,023	-	-	217,023
Due to related parties	10,035	-	-	10,035
Loan payable	-	-	-	-
Total financial liabilities at fair value	227,058	-	-	227,058

The Company is exposed to a variety of financial instrument related risks.  The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures.  The type of risk exposure and the way in which such exposure is managed is provided as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due.  The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash.  The Company believes that these sources will be sufficient to cover the likely short-term cash requirements.  The Company's cash is currently invested in business accounts which is available on demand by the Company for its operations.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company has no significant interest rate risk due to the short-term nature of its interest generating assets.

Credit Risk

Credit risk is the risk of a loss in a counterparty to a financial instrument when it fails to meet its contractual obligations.  The Company's exposure to credit risk is limited to its cash. The Company limits its exposure to credit risk by holding its cash in deposits with high credit quality Canadian financial institutions.

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Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, due from related parties and accounts payable and accrued liabilities that are denominated in US dollars. 10% fluctuations in the US dollar against the Canadian dollar have affected comprehensive loss for the nine-month period by approximately $6,603.

CAPITAL STOCK

The authorized capital of the Company consists of an unlimited number of common shares without par value.

As at February 29, 2020, there were 32,796,600 common shares issued and outstanding
(November 30, 2019 - 32,796,600).

During the period ended February 29, 2020:

On February 4, 2020, the Company announced that it has arranged a non-brokered private placement financing of up to 10,000,000 units of securities at a price of $0.40 CAD per Unit for aggregate gross proceeds of up to $4,000,000 CAD (the "Offering").. On March 16, 2020, due to the instability in the financial markets caused by the COVID-19 pandemic, the Company cancelled this private placement.

On April 13, 2020, the Company announced that it has arranged a non-brokered private placement financing of up to 5,000,000 units of securities at a price of $0.15 CAD per Unit for aggregate gross proceeds of up to $750,000 CAD (the "Offering"). Each Unit will be comprised of one (1) common share and one-half of one (1/2) non-transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.20 CAD for two (2) years from closing of the Offering. All securities issued in the private placement will be subject to a four month hold period. Finders' fees of up to 7.0%, payable in cash or Units, may be payable on a portion of the Offering.

During the year ended November 30, 2019:

During the year ended November 30, 2019, the Company issued a total of 910,300 common shares for gross proceeds of $187,120 for 7,500 warrants exercised at a price of $0.60 per share, 307,800 warrants exercised at a price of $0.40 per share and 595,000 warrants exercised at a price of $0.10 per share. The Company also issued a total of 125,000 common shares for gross proceeds of $37,500 for 125,000 options exercised at a price of $0.30 per share.

During the year ended November 30, 2018:

During the year ended November 30, 2018, the Company issued a total of 2,045,000 common shares for gross proceeds of $204,500 for warrants exercised at a price of $0.10 per share.

On April 25, 2018, the Company closed the first tranche of its previously announced non-brokered private placement. The Company issued 4,475,000 units at a price of $0.40 per unit for gross proceeds of $1,790,000. Each unit consists of one common share and one-half share purchase warrant with each whole warrant entitling the holder to purchase one common share of the Company at a price of $0.60 for 1 year from closing. On April 15, 2019, the share purchase warrants were extended to six months. The new expiry date of the warrants is October 25, 2019. Finder's fees of cash equal to 6% of proceeds and finder's warrants equal to 6% of the number of units issued were paid to five finders. Each finder's warrant will be exercisable to acquire one common share for a period of one year from closing at a price of $0.40. All securities issued are subject to a four month hold period expiring August 25, 2018. 266,850 finder's warrants were granted at an estimated fair value of $110,574, which has been included in contributed surplus. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected life 1 year, volatility 166%, risk-free rate 1.88%, dividend yield 0%.

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On May 18, 2018, the Company closed the second and final tranche of its previously announced non-brokered private placement. The Company issued 2,035,550 units at a price of $0.40 per unit for gross proceeds of $814,220. Each unit consists of one common share and one-half share purchase warrant with each whole warrant entitling the holder to purchase one common share of the Company at a price of $0.60 for 1 year from closing. On April 15, 2019, the share purchase warrants were extended to six months. The new expiry date of the warrants is November 18, 2019. Finder's fees of cash in an amount equal to 6% of proceeds and finder's warrants equal to 6% of the number of units issued were paid to four finders. Each finder's warrant will be exercisable to acquire one common share for a period of one year from closing at a price of $0.40. All securities issued are subject to a four month hold period expiring September 18, 2018. 45,150 finder's warrants were granted at an estimated fair value of $18,420, which has been included in contributed surplus. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected life 1 year, volatility 168%, risk-free rate 1.99%, dividend yield 0%. With the closure of the second and final tranche of its previously announced non-brokered private placement, the subscription received of $38,646 has been reclassified to accounts payable and accrued liabilities since investors overpaid for their subscription.

On May 29, 2018, the Company issued a total of 125,000 common shares at $0.30 per share, for gross proceeds of $37,500, for options exercised by a former director of the Company.

On August 23, 2018, the Company issued 500,000 common shares at a price of $0.10 per share, for gross proceeds of $50,000, for options exercised by a former director of the Company.

On October 30, 2018, the Company issued 3,000,000 common shares at $0.41 per share for the acquisition of Plymouth Rock USA (Note 12). In addition, on November 1, 2018, the Company issued 231,250 common shares at $0.69 per share as finder's fees to complete the acquisition.

As at February 29, 2020, the Company has 810,000 common shares (November 30, 2019 - 810,000) held in escrow.

Stock Options

On November 12, 2014 the Company adopted an incentive stock option plan (the "Option Plan") which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, and consultants to the Company, nontransferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares in the capital of the Company at the time of granting of options.

On January 16, 2019, the Company granted 2,300,000 stock options, which are exercisable for a period of five years, at a price of $0.60 per share. During the year, 150,000 of these stock options were cancelled. The remaining 2,150,000 stock options vest as follows: (i) 1,075,000 options on January 15, 2020, (ii) 268,750 options on April 15, 2020, (iii) 268,750 options on July 15, 2020, (iv) 268,750 options on October 15, 2020, and (v) 268,750 options on January 15, 2021.

The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.54, volatility 100%, risk-free rate 1.93%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $913,140, which will be expensed over the vesting period.

On March 21, 2019, the Company granted an aggregate of 350,000 incentive stock options to consultants of the Company with an exercise price of $0.60 per share for a period of five years from the date of grant. The stock options vest as follows: (i) 175,000 options on March 20, 2020, (ii) 43,750 options on June 20, 2020, (iii) 43,750 options on December 20, 2020, (iv) 43,750 options on March 20, 2021, and (v) 43,750 options on June 20, 2021. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.57, volatility 100%, risk-free rate 1.56%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $147,613, which will be expensed over the vesting period.

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On November 29, 2019, the Company granted an aggregate of 650,000 incentive stock options to consultants and a director of the Company with an exercise price of $0.50 per share for a period of five years from the date of grant. The stock options vest as follows: (i) 325,000 options on November 30, 2020 and (ii) 325,000 options on November 30, 2021. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.49, volatility 100%, risk-free rate 1.49%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $236,809, which will be expensed over the vesting period.

During the year ended November 30, 2019, 150,000 options issued to a director and a consultant were cancelled before vested.

Stock-based compensation recognized in profit or loss for the period ended February 29, 2020 amounted to

$250,255 (2018 - $Nil).

Stock option transactions and the number of stock options outstanding as at February 29, 2020, November 30, 2019 and 2018 are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2018	125,000	$0.30
Granted	3,300,000	$0.58
Exercised	(125,000)	$0.30
Expired	(150,000)	$0.60
Balance, November 30, 2019 and February 29, 2020	3,150,000	$0.58

Expiry Date	Exercise Price	Numbers of options outstanding	Numbers of options exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
	$				$
January 15, 2024	0.60	2,150,000	1,075,000	2.65	0.41
March 20, 2024	0.60	350,000	-	0.45	0.07
November 28, 2024	0.50	650,000	-	0.98	0.10
		3,150,000	1,075,000	4.08	0.58

Share Purchase Warrants

As at November 30, 2019, the Company has no outstanding share purchase warrants. Transactions for the year are summarized below:

	Number of Warrants	Weighted Average Exercise Price
Balance, November 30, 2018	4,162,275	$0.51
Warrants expired	(3,251,975)	$0.41
Warrants exercised	(910,300)	$0.21
Balance, November 30, 2019 and February 29, 2020	-	-

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RISKS RELATED TO OUR BUSINESS

The Company believes that the following risks and uncertainties may materially affect its success.

Limited Operating History

The Company has only started generating revenues this period.  The Company was incorporated on October 17, 2011 and has yet to generate a profit from its activities.  The Company is subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that it will not achieve its growth objective.  The Company anticipates that it may take several years to achieve positive cash flow from operations.

Substantial Capital Requirements and Liquidity

Substantial additional funds for the establishment of the Company's current and planned operations will be required.  No assurances can be given that the Company will be able to raise the additional funding that may be required for such activities, should such funding not be fully generated from operations. Revenues, taxes, transportation costs, capital expenditures, operating expenses and development costs are all factors which will have an impact on the amount of additional capital that may be required.  To meet such funding requirements, the Company may be required to undertake additional equity financing, which would be dilutive to shareholders.  Debt financing, if available, may also involve restrictions on financing and operating activities.  There is no assurance that additional financing will be available on terms acceptable to the Company or at all.  If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion and pursue only those development plans that can be funded through cash flows generated from its existing operations.

Regulatory Requirements

The current or future operations of the Company require permits from various governmental authorities, and such operations are and will be governed by laws and regulations governing development, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, site safety and other matters. There can be no assurance that all permits which the Company may require for the facilities and conduct of operations will be obtainable on reasonable terms or that such laws and regulation would not have an adverse effect on any development project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in operations may be required to compensate those suffering losses or damages and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations. Amendments to current laws, regulation and permits governing operations and activities of companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or development costs or require abandonment or delays in the development of new projects.

Financing Risks and Dilution to Shareholders

The Company will have limited financial resources, no operations and hardly have revenues. There can be no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be available on favorable terms or at all.  It is likely such additional capital will be raised through the issuance of additional equity, which will result in dilution to the Company's shareholders.

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Competition

There is competition within the security screening and threat detection market. The Company will compete with other companies, many of which have greater financial, technical and other resources than the Company, as well as for the recruitment and retention of qualified employees and other personnel.

Intellectual Property

The Company has developed security screening technologies that are adequate to counter various threats. The Company may be unable to prevent competitors from independently developing or selling products similar to or duplicate of the Company, and there can be no assurance that the resources invested by the Company to protect the Intellectual Property will be sufficient. The Company may be unable to secure or retain ownership or rights. In addition, the Company may be the target of aggressive and opportunistic enforcement of patents by third parties, including non-practicing entities. Regardless of the merit of such claims, responding to infringement claims can be expensive and time-consuming. If the Company is found to infringe any third-party rights, it could be required to pay substantial damages, or it could be enjoined from offering some of products and services. Also, there can be no assurances that the Company will be able to obtain or renew from third parties the licenses it needs in the future, and there is no assurance that such licenses can be obtained on reasonable terms.

Reliance on Management and Dependence on Key Personnel

The success of the Company will be largely dependent upon on the performance of the directors and officers and the ability to attract and retain key personnel.  The loss of the services of these persons may have a material adverse effect on the Company's business and prospects.  The Company will compete with numerous other companies for the recruitment and retention of qualified employees and contractors. There is no assurance that the Company can maintain the service of its directors and officers, or other qualified personnel required to operate its business.  Failure to do so could have a material adverse effect on the Company and its prospects.

Governmental Regulations and Processing Licenses and Permits

The activities of the Company are subject to various government approvals, various laws governing prospecting, development, land resumptions, production taxes, labor standards and occupational health, toxic substances and other matters.  Although the Company believes that its activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner, which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities, or more stringent implementation thereof, could have a material adverse impact on the business, operations and financial performance of the Company. Further, the licenses and permits issued in respect of its projects may be subject to conditions that, if not satisfied, may lead to the revocation of such licenses.

Conflicts of Interest

Certain of the directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, as a result of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The British Columbia Business Corporations Act ("BCBCA") provides that in the event that a director has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director must disclose his interest in such contract or agreement and refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA.  To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA.

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Litigation

The Company and/or its directors may be subject to a variety of civil or other legal proceedings, with or without merit.

Public Health Crisis

In March 2020, the World Health Organization declared a global pandemic known as COVID-19. The expected impacts on global commerce are expected to be far reaching. This will impact demand for the Company's products and services in the near term and will impact the Company's supply chains. It may also impact expected credit losses on the Company's receivables. The duration and impact of the COVID-19 outbreak is unknown at this time and it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its subsidiary, in future periods. The management is closely evaluating the impact of COVID-19 on the Company's business.

As certain of the Company's officers have other outside business activities and, thus, may not be in a position to devote all of their professional time to the Company, the Company's operations may be sporadic, which may result in periodic interruptions or suspensions.

FORWARD-LOOKING STATEMENTS

This MD&A may include certain "forward-looking statements" within the meaning of applicable securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategies competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", ''intend'', "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks that actual results of current exploration activities will differ, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious and/or base metals prices and other factors, as outlined in the Company's preliminary long form prospectus filed on SEDAR. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CAPITAL MANAGEMENT

The Company considers its capital structure to include net residual equity of all assets, less liabilities. The Company's objectives when managing capital are to (i) maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern; (ii) maintain a capital structure that allows the Company to pursue the development of its projects and products; and (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders commensurate with risk.

The Company's financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or acquire or dispose of assets.

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DIRECTORS

Certain directors of the Company are also directors, officers and/or shareholders of other companies that may be engaged in the similar business of developing technologies. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required to act in good faith with a view to the best interests of the Company and to disclose any interest they may have in any project opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his/her interest and abstain from voting in the matter(s). In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

On December 22, 2017, the Company announced the election of Jeremy Poirier to the Company's Board of Directors.

On January 15, 2018 The Company announced strategic leadership changes by appointing Vivian Katsuris as President and Zara Kanji as Chief Financial Officer of the Company. Blake Olafson stepped down as a director, president and chief executive officer of the Company.

On October 31, 2018, the Company appointed Dana Wheeler as a director, President and the CEO of the Company. Vivian Katsuris has resigned as President of the Company but remains as the corporate secretary and a director.

On November 27, 2018, the Company appointed Angelos Kostopoulos to its Board of Directors, and Ioannis Tsitos resigned as a director of the Company.

On July 16, 2019, the Company appointed Tim Crowhurst to its Board of Directors.

On October 16, 2019, Jeremy Poirier resigned as a director of the Company.

On November 29, 2019, the Company appointed George Stubos to its Board of Directors.

Current Directors and Officers of the Company are as follows:

Dana Wheeler, President, CEO and Director

Zara Kanji, CFO

Vivian Katsuris, Corporate Secretary and Director

Tim Crowhurst, Director

Angelos Kostopoulos, Director

George Stubos, Director

OUTLOOK

The Company's objective is to maximize the value of the Company for our shareholders, and our strategy to obtain this result is to focus on project evaluations and project generation. To proceed with this strategy, additional financings may be required during the current fiscal year.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

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